China Xuefeng Environmental Engineering Inc.
C214. Fitting Integration Building
Fazhan Road to Sugian Gate Section
Jiangsu Province, China

February 14, 2013

Via EDGAR
Attn: Ms. Pamela Long, Assistant Director
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Xuefeng Environmental Engineering Inc.
Form 10-Q for Fiscal Quarter Ended November 30, 2012
Filed January 14, 2013
Amendment No. 1 to Form 8-K
Filed January 10, 2013
File No. 333-175483

Dear Ms. Long,

We hereby submit the responses of China Xuefeng Environmental Engineering Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated January 23, 2013, to Mr. Li Yuan of the Company with regard to the above-referenced Quarter Report on Form 10-Q filed on January 14, 2013 and Current Report on Form 8-K filed on January 10, 2013 (“Form 8-K”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form 8-K, as amended by the amendment(s).

In connection with the comment letter, we respectfully request the Staff to consider the following:

Amendment No. 1 to Form 8-K

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

1.
We note your response to comment 2 in our letter dated December 19, 2012.  We note disclosure that prior to the closing of the share exchange, Mr. Zhenxing Liu, the company’s sole director and officer, surrendered 7,895,000 shares of common stock to the company as a capital contribution and resigned from his position as the sole director and officer.  Please tell us, and revise future filings to clarify, including your next Form 10-Q, the nature and amount of consideration given by the company to Mr. Liu or received by Mr. Liu for the 7,895,000 shares and the formula or principle followed in determining the amount of such consideration.

Answer:	We will update in our future filing, including our next Form 10-Q, of the following, in respond to the comment as set forth above:

From an accounting point of view, there was no consideration given by the Company to Mr. Liu. Pursuant to the Share Exchange Agreement, the Company acquired all of the outstanding shares of Inclusion from the Inclusion stockholders in exchange for 7,895,000 shares held by Mr. Zhenxing Liu on November 27, 2012. The share exchange transaction was treated as a reverse acquisition, with Inclusion as the acquirer and the Company as the acquiree for accounting purposes. The historical stockholder’s equity of the Inclusion prior to the merger was retroactively reclassified for the equivalent number of shares, which was 7,895,000 shares, received in the merger by an offset to paid-in-capital. We will remove the wording “as a capital contribution” in future filings.

In reality, we believe that the value of the shares held by Mr. Liu is increased to reflect the valuation of the operating company from the minimum value of the shell's shares after the reverse merger. The stock appreciation is the consideration for the surrendered shares by Mr. Liu.

Products and Facilities, page 10

2.
We note your response to comment 7 in our letter dated December 19, 2012.  Please tell us, and future filings including your next Form 10-Q, please disclose in greater specificity the business operations of Jiangsu Xuefeng so that an investor can understand your operations.  We note the general disclosure that Jiangsu Xuefeng is engaged in providing improvement and upgrading the services of garbage recycling processing technology and equipment. Please tell us, and in future filings including your next Form10-Q, explain in greater detail the specific nature of the improvements and upgrading services you provide, and what the improvements and upgrading are made to since the terms “technology and equipment” are too general.  We also note disclosure that when you complete the upgrading service for the client, you go through the acceptance check and commissioning of the company in accordance with the contract.  Please tell us, and in future filings including your next Form 10-Q, please explain this disclosure in greater detail.

Answer:	We will update in our future filing, including our next Form 10-Q, of the following:

The comprehensive and harmless garbage processing equipment is comprised of waste digestion pretreatment system, methane gas power generation system, sorting processing system, bricklaying building system, leachate treatment system, DCS (distribution control system), XFET-5 ecological and water-saving toilets and excrement comprehensive processing system and various material collection systems. The equipment technology is designed and manufactured based on the complicated situation of the household garbage in China. According to the features of various garbage, the equipment utilizes the wind-force, gravity, magnetic, shape and etcto process the garbage by the combined way of machine selecting, winnowing, magnetic separation, automatic cutting, smashing and other technological processes. The equipment has large processing capacity and could run whole day. The stand-alone equipment can process 500 tons to 1000 tons of garbage per day. It can sort and process complicated municipal solid waste, leaving no pollution and no residue, reaching the"3 without" standard of no waste gas, no waste water and no waste residue.

With the development of the urbanization in China, the amount of household garbage is growing, whereas the processing capability of garbage processing equipment can not satisfy the demand. In order to resolve the defects of the processing equipments of other garbage processing plants, Xuefeng provides upgrades and improvement to the software systems and hardware equipment by installing the various systems of patented technology "comprehensive and harmless garbage processing equipment" into customers’ equipments, and reconstructing the hardware to expand the garbage sorting scope and capacity of those equipments.

After Xuefeng Company completes the internal system upgrade and hardware equipment improvement of the garbage equipment, we will deliver the upgraded equipments to the customers. The customers will conduct inspection and performance testing to the upgraded equipment no more than one month pursuant to the contract to inspect whether the internal control system and the hardware structure can operate steadily and reach the garbage process features. The inspecting items including the following: whether the quality of the equipment and accessories after improvement can match the patented technology and process various kinds of garbage, whether the various garbage systems can process automatically, and whether the daily garbage processing capacity reaches the standard of the contract. If during the performance testing period, all the performance index can fulfill the requirements of the contract, it would be deemed that we have fully executed the agreements.

Exhibits

3.
We note your responses to comments 6 and 13 in our letter dated December 19, 2012.  In your next periodic report, please file as exhibits, signed copies of the Patent Licensing Service Agreement filed as exhibit 10.10 and the legal opinion issued by Jilin Changchun Law Firm filed as exhibit 5.1.

Answer:
All the exhibits referenced above were fully executed by related parties as specified in the agreements, evidencing by corporate chop/seal. In China, the effect of corporate chop/seal is equal to personal signature. Such exhibits are English translation and therefore the corporate chop/seal were not translated.

Form 10-Q for Fiscal Quarter Ended November 30, 2012

Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page 15

4.
We note your disclosures here and in MD&A regarding revenues and your revenue recognition policy; however, it remains unclear to us how your customer service agreements are structured and why your customers are willing to pay such a premium for the services you provide.  Please tell us, and revise future filing to clarify, including your next Form 10-Q, the following:

•	Explain why your customers are willing to pay a substantial premium for your services;

Answer:
The Patent technology of “harmless and comprehensive garbage processing equipment” provided by Xuefeng to its customers has high garbage processing capacity and stable operation capacity. It is the first modern system equipment in China to use DCS (Distributed Control System) centralized control, by which mechanical automation will be realized for the comprehensive treatment of life garbage. Its core technology is to organically integrate the anaerobic digestion and aerobic fermentation garbage process, degrade and transform the organic matter of domestic waste, effectively sort out the garbage and recycle all kinds of materials, to eventually realize the true waste resource utilization and harmless utilization, with its resource utilization and harmless utilization rate approximate 100%. The resource recovery products, biogas, can not only be used for meeting the needs of the plant itself, but also for outer supply, which greatly improves the efficiency of garbage processing of customer’s equipment, decreases production cost, and increases the recovery return of garbage processing.

•	Explain the material terms of your improvement and upgrading services, including any requirements for continued compliance with implemented improvements and if such services include patent technology;

Answer:
The improvement and upgrading service is a one-time service provided for the upgrade of the equipment of the customers before the patent starts to be licensed and used. The fee for the service should be paid within 30 days upon the signing of the contract.

Inspection will be conducted by the customers according to industry standards within three days on the completion of the improvement and upgrading. Acceptance form will be provided by the customer if inspection is satisfied. Performance testing will be conducted on the upgraded equipment for no more than one month.  Testing can be done in less than a month period. A final evaluation report will be provided within five days on the completion of the performance testing.

The Company will recognize the revenue for the improvement and upgrading service once the performance testing is passed and the final evaluation report is provided by the customer.

•	Explain the terms of your patent licensing agreements and disclose your revenue recognition policy for such agreements;

Answer:
Patent licensing was limited to 5 years with payments due annually in advance and recognized as revenue monthly. The Company is responsible for repairing service when it is necessary. The out of pocket expense for the repairing service will be charged separately to the customer by the Company.

•	Explain your consideration of the requirements for accounting for multiple element arrangements, to the extent applicable; and

Answer:
As indicated above, improvement and upgrading services are independent of the patent licensing.  By the end of improvement and upgrading services, there is persuasive evidence of an arrangement exists since company has a signed contract with a customer; delivery has occurred and a customer has completed inspection and accepted the improvement and upgrading services then delivered; the fee is fixed and become due within 30 days upon the signing of the contract; and collectability is probable.  The fees for the improvement and upgrading services are not subject to refund, forfeiture or any other concession if patent licensing is not completed. Therefore, the Company recognizes improvement and upgrading services revenue at the end of the services.

•	Provide us a translated copy of a standard customer agreement.

Answer:	Please see Exhibit 10.8 to the Current Report on Form 8-K filed on November 30, 2012 with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Transfer of Cash, page 27

5.
We note your disclosures appear to imply that the VIE has the ability to transfer funds outside of China based on the provisions of the Service Fee in Article 3 of the Exclusive  Technology Service and Business Consulting Agreement.  However, based on the disclosures in note 2 to your financial statements, it does not appear to us that any fees have actually been transferred.  Please tell us, and revise future filing to clarify, including your next Form 10-Q, when, if, and how the Service Fees under Article 3 of the Exclusive Technology Service and Business Consulting Agreement are actually expected to be paid to the Company.

Answer:
To date, Jiangsu Xuefeng has not made any payment to Baichuang Information, but all amounts due under the Exclusive Technical Service and Consulting Agreement have been accrued. We plan to have Jiangsu Xuefeng make payments to Baichuang Information to the extent necessary for that entity and its parent entities to pay their expenses, but will accrue the remainder of its obligations to Baichuang Information without interest, penalties or other compensation for the delay in payment.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

China Xuefeng Environmental Engineering Inc.

By:	/s/ Li Yuan
Name:	Li Yuan
Title:	Chief Executive Officer